EX 99.28(h)(102)

Amendment to
Amended and Restated Administration Agreement
between
JNL Series Trust
and
Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company (“Administrator”), and JNL Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Administrator and the Trust entered into an Amended and Restated Administration Agreement effective February 28, 2012 (“Agreement”), whereby the Administrator agreed to provide certain administrative services to several separate series of shares of the Trust (each a “Fund”).

Whereas, the parties have agreed to amend the following section (“Changes”), as follows:

Replace section 8, “Confidentiality,” of the Agreement with the following:

8.  Confidentiality

8.1  The Administrator agrees, on its own behalf and on behalf of its directors, officers, employees, agents and contractors, to keep confidential any and all records maintained and other information obtained hereunder which relate to any Fund or to any of a Fund’s former, current or prospective shareholders, except that the Administrator may deliver records or divulge information (a) when requested to do so by duly constituted authorities after prior notification to and approval in writing by such Fund (which approval will not be unreasonably withheld and may not be withheld by such Fund where the Administrator advises such Fund that it may be exposed to civil or criminal contempt proceeding or other penalties for failure to comply with such request) or (b) whenever requested in writing to do so by such Fund.

8.2  The Administrator agrees to keep confidential all information (whether written or oral), ideas, techniques, and materials supplied by the other party, and shall not distribute the same to any other parties, at any time, except with the express written consent of the other party.  The Administrator agrees to discontinue use of and destroy, where applicable, all information, ideas, techniques, and materials supplied by the other party upon termination of this Agreement.  The Administrator acknowledges that certain information made available to the other party may be deemed nonpublic personal information under the Gramm-Leach-Bliley Act or other federal and state privacy laws and the regulations promulgated thereunder (collectively, “Privacy Laws”).  The Administrator agrees: (a) not to disclose or use such information except as required to carry out its duties under this Agreement or as otherwise permitted by the Privacy Laws; (b) to establish and maintain written procedures and physical safeguards reasonably designed to insure the security and privacy of all such information; and (c) to cooperate with the other party and provide reasonable assistance in ensuring compliance of such Privacy Laws to the extent applicable to either party.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement for the Changes outlined above.

Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

In Witness Whereof, the Administrator and the Trust have caused this Amendment to be executed as of June 15, 2012, effective as of March 1, 2012.  This Amendment may be executed in two or more counterparts which together shall constitute one document.

JNL Series Trust	Jackson National Asset Management, LLC

By: /s/ Kelly L. Crosser	By: /s/ Mark D. Nerud
Name: Kelly L. Crosser	Name: Mark D. Nerud
Title: Assistant Secretary	Title: President and CEO